UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Quest Resource Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74836W104

(CUSIP Number)

ELIZABETH R. GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836W104

1	NAME OF REPORTING PERSON

Hampstead Park Environmental Services Investment Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,489
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,775,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 74836W104

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		251,079*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,489
PERSON WITH	9	SOLE DISPOSITIVE POWER

251,079*
	10	SHARED DISPOSITIVE POWER

2,775,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,026,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%
14	TYPE OF REPORTING PERSON

IN

* Represents Shares underlying stock options currently exercisable or exercisable within 60 days hereof.

3

CUSIP No. 74836W104

1	NAME OF REPORTING PERSON

Hampstead Park Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,775,489
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,775,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 74836W104

THE SCHEDULE 13D

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Hampstead Park Environmental were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business); and 40,489 of such Shares were purchased in open market purchases, 330,000 of such Shares were purchased in a public offering in April 2019, 1,750,000 of such Shares were purchased pursuant to the Purchase Agreement (as defined in Item 4) and 655,000 of such Shares were purchased pursuant to the Securities Purchase Agreement (as defined in Item 4). The aggregate purchase price of the 2,775,489 Shares beneficially owned by Hampstead Park Environmental is approximately $4,799,345, excluding underwriting discounts and commissions.

The 251,079 Shares that Mr. Friedberg is deemed to beneficially own that are issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of the date hereof, were issued to Mr. Friedberg in his capacity as a director of the Board for no consideration.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 5, 2020, Hampstead Park Environmental entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which the Issuer issued and sold to Hampstead Park Environmental, 655,000 Shares at a purchase price of $1.15 per Share in a registered direct offering (the “Offering”). The Shares were offered by the Issuer pursuant to its shelf registration statement on Form S-3 (File No. 333-227800) originally filed with the SEC on October 11, 2018, and declared effective on April 8, 2019. The Offering closed on August 7, 2020. The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer.

In connection with the Offering, Hampstead Park Environmental and Mr. Friedberg each executed a Lock-Up Agreement (the “Lock-Up Agreement”) in which they agreed for a period of ninety days not to undertake certain sales, transfers or hedging transactions in the Issuer’s securities held by them.

The foregoing descriptions of the material terms of the Securities Purchase Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each of the form of Securities Purchase Agreement and the form of Lock-Up Agreement, copies of which are filed herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

5

CUSIP No. 74836W104

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a) - (b) The Reporting Persons as a group and Mr. Friedberg are deemed to beneficially own 3,026,568 Shares, including 251,079 Shares underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof, which represents approximately 16.2% of the Issuer’s outstanding Shares. Hampstead Park Environmental and Hampstead Park Capital are each deemed to beneficially own 2,775,489 Shares, which represents approximately 15.0% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported herein, was calculated by dividing: (i) the total number of Shares beneficially owned by each Reporting Person as of August 7, 2020, as set forth herein, by (ii) 18,632,306 Shares, which equals the sum of (a) 15,431,227, which is the amount of Shares outstanding as of August 3, 2020 as disclosed in the Issuer’s Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on August 5, 2020, (b) the sale of 2,950,000 Shares in the Offering, and (c) as applicable, 251,079 Shares underlying stock options that Mr. Friedberg is deemed to beneficially own.

Hampstead Park Environmental, Hampstead Park Capital and Mr. Friedberg each have shared power to vote and to dispose of the Shares they beneficially own herein. Hampstead Park Capital is the sole member of Hampstead Park Environmental, and Mr. Friedberg is the Chief Executive Officer of Hampstead Park Capital; each may therefore be deemed to control Hampstead Park Environmental.

(c) Except as set forth elsewhere in this Amendment No. 2, the Reporting Persons have not engaged in any transaction in any Shares of Common Stock of the Issuer during the 60 days prior to the date hereof.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons’ response to Item 4 is hereby incorporated by reference into Item 6 of this Amendment No. 2.

On May 18, 2020, Mr. Friedberg was granted a stock option to purchase 223,295 Shares at an exercise price of $1.48 which vest in twelve equal monthly installments until fully vested on April 30, 2021. On March 17, 2020, Mr. Friedberg was granted a stock option to purchase 19,078 Shares at an exercise price of $1.35, which vest on the one year anniversary of the grant date. On April 29, 2019, Mr. Friedberg was granted a stock option to purchase 151,659 Shares at an exercise price of $2.11, which became exercisable in four equal annual installments beginning on the date on which the Issuer’s 2020 annual meeting of stockholders was held, until fully vested, and a stock option to purchase 94,787 Shares at an exercise price of $2.11, which became exercisable on the date on which the Issuer’s 2020 annual meeting of stockholders was held.

6

CUSIP No. 74836W104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 5, 2020).

99.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on August 5, 2020).

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CUSIP No. 74836W104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

HAMPSTEAD PARK ENVIRONMENTAL SERVICES INVESTMENT FUND LLC

By:	Hampstead Park Capital Management, LLC, its Sole Member

By:	/s/ Daniel Friedberg
	Name:	Daniel Friedberg
	Title:	Chief Executive Officer

/s/ Daniel Friedberg
DANIEL FRIEDBERG

HAMPSTEAD PARK CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel Friedberg
	Name:	Daniel Friedberg
	Title:	Chief Executive Officer

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